Mail Stop 3561



							October 20, 2005



Luke Lalonde, President
Superdirectories, Inc.
5337 Route 374
Merrill, New York 12955
by facsimile also 781-834-0623

		RE:	Superdirectories, Inc.
			Registration Statement on Form 10-SB
			Commission File No. 0-51533
			Date Filed: September 20, 2005

Dear Mr. Lalonde:

	This is to advise you that a preliminary review of the offering statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933 and the requirements of Form 10-SB. For this reason, we will not perform a detailed examination of the registration statement, and we will not issue detailed comments until these material deficiencies are addressed.

	Your registration statement will become effective by operation of law sixty days after the filing date. Please note that should the registration statement become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission. We suggest that you consider a prompt withdrawal of the filing.
General
1. Advise us on how you believe you may have violated the Securities
Act when you sold 14,501,191 shares from August 1, 2002 to July
31,
2005. You must provide a detailed statement of the facts surrounding the suspected violation(s). Also, please provide a specific timeframe for repayment should you choose to undertake a rescission offering and state whether any of the purchasers were officers, directors or beneficial owners. You must also include a discussion of the remedies available under state law and tell us how the potential rescission offer will comply with applicable state corporation law or whether it would potentially result in a violation of any minimum capital or reserve requirements under federal or state law. Also state the potential effect of the rescission offer on the company. For instance, will it endanger your financial condition or cause you to become insolvent if accepted by all or a portion of the offerees? Also add disclosure addressing the effect that acceptance and nonacceptance will have on the offeree`s rights under state and federal securities law and disclose the total amount that would be re-paid, including interest, if all investors accept the rescission offer. If you are unable to cover this amount, please add disclosure that the offer may not reduce contingent liabilities.
Description of Business, page 2
2. Please thoroughly revise your disclosure in this section and throughout your registration statement to clarify the current status of your operations, your proposed business operations, and your sole product and or service, superdirectories.com. Your current description of your business and superdirectories comprises a largely promotional discussion of how superdirectories.com will revolutionize the internet search industry. You also provide extensive disclosure, largely unsupported, about how you believe the industry is deficient.
Your disclosure, as a result, is vague, difficult to comprehend, and does little to provide a potential investor with a clear sense of your business, the commercial feasibility of your product and/or service, and the ability of your company to survive in the short and long terms. Your disclosure in this section should be substantially revised to clearly describe your company`s business in the manner required by Item 101(b) of Regulation S-B. Clearly disclose the business activities you currently engage in and the precise activities your company will, in the future, engage in. To the extent you discuss your company`s sole product and/or service - superdirectories.com - please provide specific disclosure about its status and the timeframes in which you anticipate marketing its features. We may have further comment after reviewing your revised disclosure.

Plan of Operation, page 9

General
3. Please revise the plan of operation to include a critical accounting estimates section to address the existence of highly material estimates or assumptions and how these matters may affect the financial statements (for example, your website and related website development costs, deferred taxes, impairments, etc.). Your revised disclosure should supplement, not duplicate, the description of accounting policies that are already disclosed in the notes to the financial statements. Your disclosure should discuss the judgments and uncertainties that affect the application of your critical accounting policies and the likelihood that materially different amounts could be reported under different conditions or using different assumptions.
4. Please provide a detailed plan of operations as required by Item
303(a) of Regulation S-B. Substantially revise this section to discuss with greater specificity the steps you intend to take in furtherance of your plan of operation. Please provide a potential investor with comprehensive disclosure of the direction in which you plan to take your company in the next twelve months of operation. You should focus your discussion in monthly or quarterly increments and discuss the steps necessary for, the costs associated with, and projected timeframes for achieving sustained first revenues. Currently, you do not identify any specific milestones nor do you discuss the ways in which you intend to bring superdirectories.com to market. Since this product/service is your company`s sole prospect for livelihood, you must provide detailed disclosure regarding the timeframes and costs associated with commercializing the product. We may have additional comment after reviewing your revised disclosure.

Changes in and Disagreements with Accountants, page 15
5. We note that the financial statements for the year ended
September
30, 2003 were audited by accountants other than Goff Backa Alfera
&
Company, LLC. Please provide a full discussion of the circumstances surrounding this change, as well as an exhibit 16.1 letter from the predecessor auditor. In this regard, you should disclose any other changes that have occurred since inception. Refer for Item 304 of Regulation S-B for guidance.
6. We noted your discussion regarding your disagreement with Sprouse
& Anderson, LLP (S&A). Describe in detail the subject matter of the disagreement between you and S&A, and clarify on which asset(s) S&A was recommending that a valuation be performed.

Financial Statements

Report of Independent Certified Public Accountants, page 1
7. We noted your financial statements for the year ended September 30, 2003 and the period from inception (November 15, 1999) to September 30, 2003 were audited by accountants other than Goff Backa
Alfera & Company (GBA). Please provide the reissued report from your predecessor auditor and include it here within.
8. With regard to the comment above, if more than one auditor has audited the financial statements during the period from inception (November 15, 1999) to September 30, 2003, each auditor`s report must be included here within. Please advise.
9. Considering there has been a restatement to the financial statements for the year ending September 30, 2000, the predecessor auditor (the auditor who originally audited the 2000 financials statements) must perform the additional audit procedures relating to the subsequent restatement, they must refer to the restatement in their report, and they must update (or dual-date) their report to ensure the report includes the restatement (as discussed in Note
7).
It is not appropriate for GBA to provide a piecemeal opinion whereby they have only opined on the restatement of retained earnings of the
September 30, 2000 financial statements. Please note, after October
22, 2003, auditors that perform audit procedures for the financial statements of issuers filing with the SEC must be registered wit the
PCAOB.  Please revise accordingly.
10. Please note, as an alternative to the comment above, you may elect to have your current auditor (GBA) re-perform the audits and opine on all financial statements presented in your Form 10-SB (i.e.
without reliance on the work of the predecessor auditor). Please advise and revise as necessary.
11. Please revise the first sentence of the second paragraph to indicate the audit was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States).

Balance Sheets, page 2
12. We noted from your disclosure (here and in Notes 1) that you have recorded the transfer of your website from Mr. Lalonde (your majority shareholder) at its fair value. The staff believes that transfers of non-monetary assets for stock should be recorded at the transferor`s historical basis (i.e. Mr. Lalonde`s cost) as determined in accordance with GAAP. Refer to the guidance in SAB Topic 5G and revise your financial statements accordingly. If you disagree, provide us with a detailed discussion supporting your accounting treatment and cite the specific authoritative literature you used to support you conclusion.

Statements of Operations, page 3
13. Please revise to disclose earnings per share. Note, earnings per share is not a cumulative measure; therefore it should not be presented for the period from inception to date. Refer to SFAS
128.








Notes to Financial Statements

Note 1.  Summary of Significant Accounting Policies

General
14. Please revise to include a footnote that discusses all material equity transactions. Your disclosure should be consistent with the equity transactions identified in your statements of stockholders` equity (page 4) and should include the following:

* The date of each equity issuance;
* The number of shares issued, the related share price and the price
was determined;
* To whom the shares were issued to (e.g. employees, non-
employees,
related parties, etc.); and
* What consideration was received (cash, services, etc.).
15. Please disclose your accounting policy for stock compensation to
both employees and non-employees. Refer to the guidance of SFAS
123
(as amended by SFAS 148) and EITF 96-18, and provide the applicable minimum required disclosures.

Note 3 - Intangible Assets, net, page 8
16. We noted that you capitalized approximately $457,000 and
$443,000
of website development costs as of September 30, 2004 and 2003, respectively. Please justify your accounting treatment for the capitalization of such costs and cite the specific authoritative literature you used to support you accounting conclusion. Your response should address the applicability of SOP 98-1, SFAS 86, and
EITF 00-02, and provide the qualitative and quantitative factors you considered when analyzing this guidance.

Note 5 - Income taxes, page 10
17. We noted your disclosure where you state there is a greater than
50% chance your future taxable income will be sufficient to utilize the net deferred tax asset available at September 30, 2004, and accordingly, no valuation allowance has been recorded. Based on the disclosures throughout this document, we do not see where there is any weighted evidence supporting your assertion that no valuation allowance is necessary; therefore a full valuation allowance should be provided. If you disagree, please provide a qualitative and quantitative analysis that supports your accounting treatment. Please advise or revise as appropriate. Refer to paragraphs (16) through (25) of SFAS 109 for guidance.


Note 7 - Prior Period Adjustment, page 11
18. Please revise the disclosure to state this was a correction of an
error and the effect the correction had on your net loss and the related per share amounts. Refer to the guidance in paragraph
(37)
of APB 20. Your disclosure should also include the effect of the restatement (prior period adjustments) made to the retained earnings as well as other affected balances on the previously issued
financial
statements for the periods reported. Refer to Paragraph (18) and
(26)
of APB 9.

Note 8 - Contingency, page 11
19. We read your disclosure that you plan to make a voluntary rescission offer. Please revise to quantify the number of shares and the related amount of proceeds that were generated from the offerings in question (i.e., the shares during the last three years that may not have been exempt from registration or qualification under federal and state securities laws), disclose when the offer expires, and whether or not any holders have accepted the rescission offer. It is not clear to us how you reached the conclusion that the Company cannot determine the amount required to make payment pursuant to the rescission offer; please clarify your disclosure. Tell us why you have not recorded a liability for the rescission offer and cite the authoritative literature you used to support your accounting treatment. Please advise and revise.

Closing Comments

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. Any questions regarding disclosure issues may be directed to Janice
McGuirck at (202) 551-3395. Questions related to accounting issues may be directed to Blaise Rhodes at (202) 551-3774



      Sincerely,


      John Reynolds, Assistant Director
Office of Emerging Growth Companies